UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 5)
CEPTON, INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

15673X 101
(CUSIP Number)
Satoshi Kabashima KOITO MANUFACTURING CO., LTD. 4-8-3, Takanawa, Minato-ku Tokyo 108-8711 Japan Telephone: +81-3-3447-5142
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 15673X 101
1.	Names of Reporting Persons. KOITO MANUFACTURING CO., LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 58,309,461 shares of Common Stock*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 58,309,461 shares of Common Stock*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,309,461 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 29.9%**
14.	Type of Reporting Person (See Instructions) CO

* Includes 38,684,720 shares of Common Stock to which the 100,000 shares of non-voting Series A Preferred Stock owned by the Reporting Person is initially convertible, subject to adjustment, at any time following January 19, 2024, as described further below.

** Based on 195,098,360 shares of Common Stock, calculated based on 156,413,640 shares of Common Stock outstanding as of November 1, 2022, as reported in Cepton, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on November 10, 2022, plus 38,684,720 shares of Common Stock to which the 100,000 shares of Series A Preferred Stock owned by the Reporting Person is initially convertible.

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Item 1. Security and Issuer

This statement constitutes Amendment Number 5 to the Schedule 13D (this “Statement”) relating to shares of common stock, par value $0.00001 per share (“Common Stock”), of Cepton, Inc., a Delaware corporation, whose principal executive offices are located at 399 West Trimble Road, San Jose, California 95131, and its designated business telephone number is (408) 459-7579 (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 18, 2022 (as amended from time to time, the “Initial Statement”) on behalf of the Reporting Person to furnish the additional information set forth herein. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by adding the following paragraphs:

On January 19, 2023 (the “Closing Date”), the Issuer and the Reporting Person completed the previously announced transaction contemplated by the Investment Agreement. On the Closing Date and pursuant to the Investment Agreement, the Issuer issued and sold to the Reporting Person 100,000 shares of Series A Convertible Preferred Stock, par value $0.00001 per share, of the Issuer (“Series A Preferred Stock”), convertible for Common Stock, for a purchase price of $100,000,000 (the “Purchase Price”) (the “Transaction”). A portion of the proceeds of the Transaction will be used to pay the outstanding loan under the Secured Term Loan Agreement (the “Investor Loan Agreement”), dated as of October 27, 2022, by and between Cepton Technologies, Inc. (“Cepton Technologies”), a wholly-owned subsidiary of the Issuer, and the Reporting Person.

Investor Rights Agreement

Board and Committee Rights

On the Closing Date, the Issuer and the Reporting Person entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, immediately following the Closing, the Issuer is obligated to take all necessary action to ensure that the Board will consist of a total of seven directors: two designees of the Reporting Person (inclusive of Mr. Takayuki Katsuda, who is currently a director), and five individuals (including Dr. Jun Pei, the Issuer’s President, Chief Executive Officer and Chairman of the Board) who are currently directors of the Issuer. The Reporting Person is entitled to have its designees appointed to the Nominating and Corporate Governance Committee and Compensation Committee of the Board, subject to satisfaction of applicable committee membership requirements. In satisfaction of such obligations, Mr. Hideharu Konagaya was appointed to the Board as described below.

Under the Investor Rights Agreement, the Issuer is obligated to take all necessary action (to the extent not prohibited by law) to cause the Board to nominate for election that number of individuals designated by the Reporting Person that is proportional to the Reporting Person’s beneficial ownership interest in the Issuer (on an as-converted basis), provided, however, that the Reporting Person will not be entitled to nominate for election a number of individuals that would constitute a majority of the Board. In addition, the Reporting Person’s designation rights will be reduced to one director at such time as the Reporting Person ceases to beneficially own at least 10% of the outstanding shares of Common Stock (on an as-converted basis) and the Reporting Person will no longer have any rights to designate a nominee to serve on the Board at such time as the Reporting Person ceases to beneficially own at least 5% of the outstanding shares of Common Stock (on an as-converted basis).

Transfer Restrictions

Pursuant to the Investor Rights Agreement and subject to certain exceptions, the Reporting Person agreed not to Transfer (as defined in the Investor Rights Agreement) any shares of Series A Preferred Stock held by such Reporting Person, including any shares of Common Stock issued or issuable upon conversion of such shares of Series A Preferred Stock, prior to January 19, 2024.

Investor Consent Rights

Pursuant to the terms of the Investor Rights Agreement, the prior written consent of the Reporting Person (the “Investor Consent Rights”) is required for the Issuer to effect or validate certain enumerated actions in the Investor

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Rights Agreement for so long as such Reporting Person beneficially owns a number of shares of Common Stock representing at least 75% of the number of shares of Common Stock held by the Reporting Person as of the Closing Date after giving effect to the Transaction and including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, including, but not limited to: (i) issuing securities that are senior or pari passu to the Series A Preferred Stock, (ii) declaring or paying dividends, (iii) acquiring, redeeming or repurchasing capital stock, (iv) incurring debt or liens for borrowed money in excess of specified amounts, (v) entering into related party transactions, (vi) amending the Issuer’s charter or bylaws, (vii) changing the size of the Board, (viii) adopting a poison pill (unless it grandfathers in the Reporting Person), (ix) making acquisitions in excess of specified amounts, (x) selling, leasing or transferring assets or properties, or incurring liens (other than certain permitted liens) in excess of specified amounts, (xi) increasing the number of shares reserved for issuance under the Issuer’s existing equity incentive plans beyond automatic annual increases currently provided for under such plans, (xii) transfers or abandonment of, or incurrence of liens on, the Issuer’s material intellectual property and (xiii) capital expenditures in excess of specified amounts.

Preemptive Rights

Pursuant to the terms of the Investor Rights Agreement and subject to certain exceptions, when the Issuer authorizes the issuance or sale of any Common Stock or Equity-Linked Securities (as defined in the Investor Rights Agreement), the Issuer will be required to first offer to sell to the Reporting Person a proportion of such Common Stock or Equity-Linked Securities sufficient for the Reporting Person to maintain its pro rata share in the Common Stock (on an as-converted, exchanged or exercised basis, as applicable) prior to the issuance or sale of such Common Stock or Equity-Linked Securities to such other person, with the consummation of the sale or issuance to such other person and to the Reporting Person to occur on the same date, subject to certain exceptions.

Registration Rights

Pursuant to the Investor Rights Agreement, among other things, and subject to certain limitations set forth therein, the Issuer is obligated to prepare and file within 300 days after the Closing Date a registration statement registering shares of Common Stock held by any holder of Series A Preferred Stock, including any shares of Common Stock acquired by any holder pursuant to the conversion of, or as a dividend on, the Series A Preferred Stock (the “Registrable Securities”).

In addition, pursuant to the Investor Rights Agreement, holders of Registrable Securities have the right to require the Issuer, subject to certain limitations set forth therein, to effect a sale of any or all of their Registrable Securities by means of an underwritten offering. The Issuer is not obligated to effect an underwritten offering (a) more than twice in any 365-day period, (b) if the anticipated gross proceeds are less than $25 million (unless the Reporting Person is proposing to sell all of its remaining Registrable Securities), or (c) during a Quarterly Blackout Period (as defined in the Investor Rights Agreement).

The Investor Rights Agreement also provides holders of Registrable Securities with certain customary piggyback registration rights and indemnification rights.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration or offering and the Issuer’s right to delay or withdraw a registration statement under certain circumstances.

Termination

The Investor Rights Agreement will terminate with respect to the Reporting Person upon the mutual agreement in writing among the Issuer and the Reporting Person, other than termination provisions applicable to particular sections of the Investor Rights Agreement that are specifically provided in the Investor Rights Agreement. The Investor Rights Agreement will terminate automatically with respect to any other party thereto at such time as such party ceases to own any Registrable Securities.

The foregoing summary of the Investor Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Investor Rights Agreement, which is filed as Exhibit 99.7 to this Statement and is incorporated herein by reference.

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Director Appointment

Effective as of the Closing Date, pursuant to the terms of the Investor Rights Agreement and as approved by the Board, Mr. Hideharu Konagaya was appointed to the Board to serve as a non-independent, Class A director with a term expiring at the 2023 annual meeting of stockholders and incumbent Mr. Takayuki Katsuda will continue to serve as a Class C director. Mr. Hideharu Konagaya was not appointed to serve on any committees of the Board.

Mr. Hideharu Konagaya is a Senior Managing Director, the Head of Finance & Accounting Department, and the Head of Procurement Department of the Reporting Person. Mr. Hideharu Konagaya also serves as a member of the Board of Directors of the Reporting Person and is the Chief Executive Officer of Koito Insurance Services, Co., Ltd., a private subsidiary company of the Reporting Person.

Certificate of Designations Designating the Series A Preferred Stock

On January 18, 2023, in connection with the consummation of the Transaction, the Issuer filed the Certificate of Designations with the Secretary of State of the State of Delaware, designating the Series A Preferred Stock and establishing the powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions of the shares of Series A Preferred Stock included in such series. The Certificate of Designations became effective upon filing.

Ranking; Dividends

The Series A Preferred Stock ranks senior to the shares of the Common Stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer and ranks junior to all secured and unsecured indebtedness. The Series A Preferred Stock has a liquidation preference equal to the initial purchase price of $1,000.00 per share, increased by accrued but unpaid dividends per share (the “Liquidation Preference”). The holders of Series A Preferred Stock are entitled to participate in all dividends declared on the Common Stock on an as-converted basis and are also entitled to a cumulative dividend at the rate of 3.250% per annum, if paid in cash, or 4.250% per annum, if paid “in kind”, payable quarterly in arrears and subject to a maximum increase of 1.0% under certain specified circumstances, in each case, subject to the terms and conditions set forth in the Certificate of Designations.

Conversion Rights

Subject to certain anti-dilution adjustments, including with respect to certain issuances with an effective price below the then current Conversion Price (as defined in the Certificate of Designations), and customary provisions related to partial dividend periods, the Series A Preferred Stock is convertible at the option of the holders thereof at any time following January 19, 2024 into a number of shares of Common Stock equal to the Conversion Rate (as defined in the Certificate of Designations), which initially is approximately 386.8472:1 based on the initial Conversion Price of $2.585; provided that each converting holder will receive cash in lieu of fractional shares (if any).

Solely with respect to shares of Series A Preferred Stock held by the Reporting Person or an Affiliate of the Reporting Person that is a Permitted Transferee (as defined in the Certificate of Designations) (such shares, the “Investor Shares”), any time after the Issuer having recorded positive net income pursuant to GAAP in its audited financial statements for any fiscal year the end date of which falls after January 19, 2028, the Issuer may deliver a notice to convert all (but not less than all) of the outstanding Investor Shares into shares of Common Stock if the closing sale price of the Common Stock was greater than or equal to 200% of the Conversion Price as of such time for at least twenty (20) trading days (whether or not consecutive) in the thirty (30) consecutive trading day period (including the last trading day of such period) immediately prior to the date of such notice (the “Market Price Condition”), in which case such Investor Shares must be converted within twelve (12) months.

Solely with respect to shares of Series A Preferred Stock that are not Investor Shares (such shares, the “Non-Investor Shares”), if the Market Price Condition is satisfied at any time after January 19, 2030, then the Issuer may deliver a written notice to each holder (other than holders of Investor Shares) informing such holder that all, but not less than all, of such holder’s Series A Preferred Stock will automatically convert into shares of Common Stock on the date specified by the Issuer.

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Pursuant to the provisions described in the preceding two paragraphs, each share of Series A Preferred Stock then outstanding shall be converted into (A) a number of shares of Common Stock equal to the Liquidation Preference for such share of Series A Preferred Stock divided by the Conversion Price then in effect plus (B) cash in lieu of fractional shares as set out in the Certificate of Designations.

The actual conversion date of any shares of Series A Preferred Stock may be subject to delay in order to satisfy any regulatory approvals that may be necessary in connection therewith, subject to certain Issuer repurchase rights with respect to shares of Series A Preferred Stock that are not promptly converted following receipt of applicable regulatory approvals.

Issuer Repurchase Option

The Issuer has the option, upon thirty (30) days’ advance notice, to (A) repurchase all (but not less than all) of the outstanding Investor Shares on or after the second anniversary of the Closing occurring after the end of the applicable fiscal year for which the Issuer has recorded positive net income, if the Issuer has recorded positive net income pursuant to GAAP in its audited financial statements for any fiscal year the end date of which falls after January 19, 2028, and (B) all or any portion of the outstanding Non-Investor Shares any time after January 19, 2030. The purchase price of any shares of Series A Preferred Stock repurchased pursuant to this option is equal to the greater of (A) the Liquidation Preference and (B) the amount per share of Series A Preferred Stock equal to the number of shares of Common Stock that such holder would have received had such holder converted such share of Series A Preferred Stock into Common Stock multiplied by the arithmetic average of the volume-weighted average price per share of Common Stock for each of the ten (10) consecutive full trading days immediately preceding the day of such advance notice.

Fundamental Change Put Right

If the Issuer undergoes a Fundamental Change (as defined in the Certificate of Designations), each holder of outstanding shares of Series A Preferred Stock will have the option to require the Issuer to purchase any or all of its shares of Series A Preferred Stock at a purchase price per share of Series A Preferred Stock equal to the Liquidation Preference of such share of Series A Preferred Stock as of the applicable date (“Fundamental Change Repurchase”). In lieu of electing a Fundamental Change Repurchase, such holder may elect to convert such shares of Series A Preferred Stock, at 110% of the then current Conversion Rate. A “Fundamental Change” will occur upon, among other things, (A) any person or group of persons other than the Investor Parties (as defined in the Certificate of Designations) owning, directly or indirectly, more than 50% of the total voting power of the Issuer’s voting stock, (B) consummation of any recapitalization, reclassification, share exchange, consolidation, merger, sale of all or substantially all of the Issuer’s assets or similar transactions, (C) approval by the Issuer stockholders of any liquidation or dissolution of the Issuer, (D) the Common Stock ceasing to be listed on the New York Stock Exchange or NASDAQ or (E) solely with respect to the Investor Shares, the Issuer entering into certain acquisition or strategic transactions with a Competitor (as defined in the Certificate of Designations), in each case subject to certain exceptions as set forth in the Certificate of Designations.

Voting Rights

The holders of shares of Series A Preferred Stock have no voting rights except that the vote or consent of the holders of a majority of the shares of Series A Preferred Stock then outstanding is required with respect to certain actions that would have an adverse effect on the rights, preferences, privileges or voting power of the Series A Preferred Stock, the creation and issuance of shares of the Issuer’s capital stock that would rank pari passu or senior to the Series A Preferred Stock and any increase or decrease in the authorized number of shares of Series A Preferred Stock or issuance of shares of Series A Preferred Stock after the issuance date, subject to certain exceptions. In such cases, the holders of Series A Preferred Stock will have one vote per share on any matter on which the holders of Series A Preferred Stock are entitled to vote.

Taxes

In light of the Reporting Person being a non-U.S. person, the Issuer has agreed to certain tax treatment, tax withholding and other matters as specified in the Certificate of Designations. The foregoing summary of the Certificate of Designations does not purport to be complete and is subject to, and is qualified in its entirety by, the

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full text of the Certificate of Designations, which is filed as Exhibit 99.8 to this Statement and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Initial Statement are hereby amended and replaced with the following:

(a)	The Reporting Person directly owns 19,624,741 shares of Common Stock and 100,000 shares of Series A Preferred Stock initially convertible into 38,684,720 shares of Common Stock, subject to adjustment, at any time following January 19, 2024, representing approximately 29.9% of the Issuer’s issued and outstanding shares of Common Stock (based on 195,098,360 shares of Common Stock, calculated based on 156,413,640 shares of Common Stock outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on November 10, 2022, plus 38,684,720 shares of Common Stock to which the 100,000 shares of Series A Preferred Stock owned by the Reporting Person is initially convertible).

(b)	The Reporting Person has the sole power to vote and dispose of 19,624,741 shares of Common Stock and 38,684,720 shares of Common Stock issuable upon the conversion of 100,000 shares of Series A Preferred Stock, at any time following January 19, 2024, subject to adjustment. The Reporting Person has the shared power to vote or dispose of zero (0) shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended by incorporating by reference in its entirety the Investor Rights Agreement, the Certificate of Designations and the other matters set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.7	Investor Rights Agreement, dated January 19, 2023, by and between Cepton, Inc. and Koito Manufacturing Co., Ltd.
99.8	Certificate of Designations of Series A Convertible Preferred Stock, par value $0.00001, of Cepton, Inc., dated January 18, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2023

KOITO MANUFACTURING CO., LTD.

By:	/s/ Hideharu Konagaya
Name:	Hideharu Konagaya
Title:	Senior Managing Director